

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2015

Via E-mail
Mr. Mark L. Kleifges
Chief Financial Officer
Hospitality Properties Trust
255 Washington Street, Suite 300
Newton, MA  02458-1634

> **Re:     Hospitality Properties Trust**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-11527**

Dear Mr. Kleifges:

We have reviewed your filing and have the following comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.


Form 10-K for the fiscal year ended December 31, 2014

Non-GAAP Measures, page 87

1. In arriving at Funds from operations, you start with Net income available for common shareholders.   As a result, it appears Funds from operations is actually Funds from operations attributable to just common shareholders instead of all equity shareholders.  In future periodic filings please designate that FFO is attributable to common shareholders.   Additionally, apply this comment to Normalized FFO as well.

Financial Statements

6. Management Agreements and Leases, F-15

2.  We note the Morgan agreement expires in 2103 and that you recognize rents on a cash basis due to uncertainty with future rent collection.  Please describe if there have been any significant changes or updates related to the future collection of rent under the Morgan lease.  Additionally, tell us how your testing of impairment related to the Clift Hotel was adjusted related to rent collectability issues with the lessee.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin R. Woody
Branch Chief